FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated September 20, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
investor.relations@telekom.hu

Magyar Telekom Board appoints new senior management members

Budapest – September 20, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that the Board of Directors has appointed György Simó Chief Operating Officer (COO) of the Wireline Services Line of Business and Thilo Kusch Chief Financial Officer (CFO) of the Magyar Telekom Group.

György Simó, currently the deputy COO of the wireline services and CEO of T-Online Hungary, was appointed Chief Operating Officer (COO) of the Wireline Services Line of Business by Magyar Telekom’s Board of Directors as of September 20, 2006. He will retain his position as CEO of T-Online Hungary.

Following Dr. Klaus Hartmann’s departure, the Board also decided on the appointment of Thilo Kusch as Chief Financial Officer (CFO). Thilo Kusch has been with the Deutsche Telekom Group for nearly 5 years, recently as a Senior Executive Vice President in charge of Investor Relations. Previously he worked as an equity analyst and management consultant.

György Simó and Thilo Kusch currently do not hold any Magyar Telekom shares.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: September 20, 2006